Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), October 1, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on June 28, 2024, as the fifth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fifth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees ($)	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
23/09/2024	4,500	428.3153	1,927,418.85	—	—	—	—	4,500	428.3153	1,927,418.85
24/09/2024	5,000	426.5925	2,132,962.50	3,778	476.4208	1,799,917.78	1,616,741.02	8,778	427.1706	3,749,703.52
25/09/2024	5,200	424.7944	2,208,930.88	5,290	472.5670	2,499,879.43	2,233,231.58	10,490	423.4664	4,442,162.46
26/09/2024	4,700	429.8842	2,020,455.74	3,545	479.5288	1,699,929.60	1,523,917.16	8,245	429.8815	3,544,372.90
27/09/2024	4,900	426.9069	2,091,843.81	3,806	472.9190	1,799,929.71	1,613,129.34	8,706	425.5655	3,704,973.15
30/09/2024	5,700	421.0794	2,400,152.58	—	—	—	—	5,700	421.0794	2,400,152.58
Total	30,000	426.0588	12,781,764.36	16,419	475.0385	7,799,656.52	6,987,019.10	46,419	425.877	19,768,783.46

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fifth Tranche till September 30, 2024, the total invested consideration has been:
•Euro 120,198,039.44 for No. 295,150 common shares purchased on the EXM
•USD 29,095,540.83 (Euro 26,200,615.14 *) for No. 61,595 common shares purchased on the NYSE.

As of September 30, 2024, the Company held in treasury No. 14,522,411 common shares equal to 5.65% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until September 30, 2024, the Company has purchased a total of 3,698,307 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,069,142,727.30.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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